SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 18, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐

This Form 6-K consists of the Investor Information document that appears immediately following this page.

UBS AG Investor Relations Tel. +41-44-234 41 00 www.ubs.com 18 February 2009
Investor information
Errata – UBS fourth quarter 2008 financial report
1.	Certain Swiss Franc figures relating to the reclassification of financial assets effective 1 October 2008 were incorrect as follows:

The fair value of assets which UBS reclassified effective 1 October 2008 was CHF 17.6 billion rather than CHF 17.2 billion. The fair value of those assets at 31 December 2008 was CHF 12.4 billion rather than CHF 13.0 billion as originally presented, and their carrying value at that date was CHF 15.8 billion rather than CHF 16.4 billion. The trading loss that would have been recorded in UBS’s fourth quarter income statement had the reclassification not occurred was CHF 4.8 billion (rather than CHF 4.2 billion as originally presented), and the operating profit before taxes would have been CHF 3.8 billion lower (rather than CHF 3.4 billion lower). The total carrying value of the reclassified financial assets at 31 December 2008 was CHF 24.2 billion rather than CHF 24.8 billion as originally presented, and their total fair value at that date was CHF 20.8 billion rather than CHF 21.4 billion.

The figures referred to above appear in the Changes in 2008 – Reclassification of financial assets section on page 7 and in note 11 of the report on page 79.

2.	Certain Swiss Franc and percent figures related to the gross impaired lending portfolio on 31 December 2008 were incorrect as follows:

UBS’s gross impaired lending portfolio was CHF 9,145 million rather than CHF 8,121 million as originally presented. The ratio of UBS’s impaired lending portfolio to its total gross lending portfolio increased to 2.2% on 31 December 2008 rather than to 2.0%. The Investment Bank’s gross impaired lending portfolio on 31 December 2008 was CHF 6,147 million rather than CHF 5,123 million. The Investment Bank’s impaired gross lending portfolio as a percentage of its total gross lending portfolio was 3.6% on 31 December 2008 rather than 3.0% as originally presented.

The figures referred to above appear in Risk categories — Credit risk on page 27 and in the Investment Bank section on page 47 of the report. After correcting these errors, the last columns of the “Allowances and provisions for credit losses” table on page 28/29 should read as follows:

Investor Relations 18 February 2009 Page 2 of 2
Allowances and provisions for credit losses

CHF million	Investment Bank		Others[1]		UBS
As of	31.12.08	30.9.08	31.12.08	30.9.08	31.12.08	30.9.03

Due from banks	57,485	60,955	382	547	64,473	70,198

Loans	111,798	99,554	730	788	343,213	347,375

Total lending portfolio, gross [2]	169,282	160,508	1,113	1,335	407,685	417,572

Allowances for credit losses	(1,733)	(290)	0	0	(2,927)	(1,123)

Total lending portfolio, net	167,550	160,219	1,113	1,335	404,758	416,449

Impaired lending portfolio, gross	6,147	1,619	0	0	9,145	3,180

Estimated liquidation proceeds of collateral for impaired loans	(2,336)	(1,263)	0	0	(3,930)	(1,799)

Impaired lending portfolio, net of collateral	3,811	356	0	0	5,215	1,381

Allocated allowances for impaired lending portfolio	1,733	290	0	0	2,904	1,101

Other allowances for lending portfolio	0	0	0	0	24	22

Total allowances for credit losses in lending portfolio	1,733	290	0	0	2,927	1,123

Allowances and provisions for credit losses outside of lending portfolio	119	297	0	0	143	343

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	1.0	0.2	0.0	0.0	0.7	0.3

Impaired lending portfolio as a % of total lending portfolio, gross	3.6	1.0	0.0	0.0	2.2	0.8

Allocated allowances as a % of impaired lending portfolio, gross	28.2	17.9	0.0	0.0	31.8	34.6

Allocated allowances as % of impaired lending portfolio, net of to collateral	45.5	81.5	0.0	0.0	55.7	79.7

1	lncludes Global Asset Management and Corporate Center.

2	Exclude loans designated at fair value
3.	Certain Swiss Franc figures related to commitments were incorrect as follows:

The figure for gross and net irrevocable commitments to acquire auction rate securities as of 31 December 2008 should be CHF 16,571 million rather than CHF 15,539 million as originally presented. The figure for gross and net irrevocable commitments to acquire auction rate securities as of 30 September 2008 should be CHF 23,457 million rather than CHF 20,868 million.

The figures referred to above appear in note 12 of the report on page 79.
The corrected figures will be included in UBS’s annual report 2008, scheduled to be published in March 2009. The other figures presented in the fourth quarter 2008 report, including UBS’s results for the quarter and its 31 December 2008 Tier 1 capital ratio of 11.5%, were unaffected by these changes.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: February 18, 2009